FEDERAL INSURANCE COMPANY

Endorsement No.:	9

Bond Number:	82341034

NAME OF ASSURED: SA FUNDS INVESTMENT TRUST

EXTENDED BOND PERIOD ENDORSEMENT

It is agreed that this Bond is amended by deleting ITEM 1. of the DECLARATIONS and substituting the following:

ITEM 1. BOND PERIOD:	from	12:01 a. m. on	October 7, 2018
	to	12:01 a. m. on	November 30, 2019

This Endorsement applies to loss discovered after 12:01 a.m. on October 7, 2019.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: August 29, 2019	By
Authorized Representative

ICAP Bond
Form 17-02-5032 (Ed. 11-02)

Officer’s Certificate

I, Marcy Tsagarakis, Secretary of SA Funds-Investment Trust (the “Trust”), hereby certify that the following resolutions were adopted unanimously by the Board of Trustees (the “Board”) of the Trust, such Board consisting entirely of trustees who are not “interested persons” of the Trust, as such term is defined in the Investment Company Act of 1940, as amended (the “1940 Act”), at a meeting duly called and held on September 9, 2019, at which a quorum was present and acting throughout:

Whereas: The Trust’s current fidelity bond issued by Federal Insurance Company (a part of the Chubb Group of Insurance Companies) (“Chubb”) (the “Bond”) is scheduled to expire on October 7, 2019; and

Whereas: The Independent Trustees have given due consideration to all information deemed reasonably relevant, necessary or appropriate by them regarding fidelity insurance coverage in the form of the Bond for the Trust issued by Federal Insurance Company or affiliates thereof, including, among other things: (i) the value of the aggregate assets of the Trust to which any covered person (as defined in Rule 17g-1(a) under the 1940 Act) and may access, (ii) the type and terms of the arrangements made for the custody and safekeeping of such assets, (iii) the nature of the securities in the Trust’s investment portfolios, (iv) the number of other parties named as insured under the Bond, (v) the nature of the business activities of the other parties to the Bond, (vi) the amount of the Bond and the premium for such Bond, (vii) the ratable allocation of the premium among the parties named as insureds, and (viii) the extent to which the share of the premium allocated to the Trust is less than the premium the Trust would have had to pay if it had procured and maintained a single insured bond.

Now, Therefore, Be It:

Resolved: That the Board finds that the coverage provided by the Bond is reasonable and adequate to protect the Trust against larceny or embezzlement by any covered persons and approves the amount, type, form and coverage of the Bond and naming as the insured party the Trust in the amount of $2,500,000 for the period October 7, 2019 through November 30, 2019; and further

Resolved: That the Board hereby determines that the premium of $1,579 for the Bond is fair and reasonable and that the premium be, and it hereby is, approved; and further

Resolved: That pursuant to Rule 17g-1 under the 1940 Act, the Board finds that the participation of the Trust in the Bond and payment by the Trust for such Bond is in the best interests of the Trust, and is hereby approved by the Board; and further

Resolved: That the Secretary of the Trust shall file, or cause to be filed, a copy of the Bond, any necessary exhibits, and appropriate notices with the SEC in accordance with Rule 17g-1(g) under the 1940 Act; and further

Resolved: That the officers of the Trust be, and each hereby is, authorized and directed to execute such documents, with such modifications as the officers, on advice of counsel, shall deem appropriate consistent with the purposes and intent of the Board, to make any and all payments, and to take such actions as may be necessary or appropriate to carry out the purposes and intent of the preceding resolutions, the execution and delivery of such documents or taking of such actions to be conclusive evidence of the Board’s approval, and that all actions previously taken by the officers of the Trust in connection with the Bond be, and they hereby are, ratified, confirmed and approved in all respects.

/s/Marcy Tsagarakis
Marcy Tsagarakis
Secretary

Dated: October 7, 2019